     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 5, 2001
                                          REGISTRATION STATEMENT NO. 333-62546

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           RETURN ASSURED INCORPORATED
             (Exact name of Registrant as specified in its charter)

        DELAWARE                                               13-3896069
(State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                         Identification Number)

                                                  MATTHEW SEBAL, PRESIDENT
                                                RETURN ASSURED INCORPORATED
   1901 AVENUE OF THE STARS, SUITE 1710     1901 AVENUE OF THE STARS, SUITE 1710
         LOS ANGELES, CA  90067                    LOS ANGELES, CA  90067
             (887) 807-4664                            (887) 807-4664
  (address, including zip code, and             (Name, address, including zip
  telephone number, including area code,         code, and telephone number,
      of registrant's principal                    including area code, of
        executive offices)                            agent for service)



                                 With copies to:
                            ADAM S. GOTTBETTER, ESQ.
                        KAPLAN GOTTBETTER & LEVENSON, LLP
                           630 THIRD AVENUE, 5TH FLOOR
                             NEW YORK, NY 10017-6705
                                 (212) 983-6900

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("the Securities Act") check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                           PROPOSED
                                                                            MAXIMUM           PROPOSED
                                                                           OFFERING           MAXIMUM            AMOUNT OF
                                                        AMOUNT TO BE       PRICE PER         AGGREGATE          REGISTRATION
TITLE OF EACH CLASS OF SECURITIES BEING REGISTERED       REGISTERED       SECURITY(2)      OFFERING PRICE(2)        FEE

Common Stock, $.001 par value(1)  ..........             25,000,000          $.025          $625,000.00
   Total....................................             25,000,000                         $625,000.00            $156.25

(1) Includes 25,000,000 shares which may become issuable upon conversion of the issuer's Series A Preferred Stock.

(2) Estimated solely for purposes of calculating the registration fee for the common stock, based upon the average of the high and low sales prices of the common stock on the NASD Over-the-Counter Bulletin Board on October 2, 2001, pursuant to Rule 457(c) under the Securities Act.

THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   SUBJECT TO COMPLETION, DATED OCTOBER_, 2001

                                   PROSPECTUS

                                25,000,000 SHARES

                           RETURN ASSURED INCORPORATED

                                  COMMON STOCK



         GEM Global Yield Fund Limited is offering an aggregate of 25,000,000 shares of our common stock that may be issued if it converts outstanding shares of our Series Convertible Preferred Stock held by it.

         The preferred stock, which the common stock underlies, was sold to GEM in transactions which we believe to have been exempt from registration under the Securities Act. Return Assured Incorporated will not receive any of the proceeds from the sale of the common stock being offered by this prospectus.

         The shares of common stock being offered by GEM may be sold from time to time in the over-the-counter market or in negotiated transactions. GEM directly, or through agents or dealers designated from time to time, may sell the common stock offered by it at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

         Our common stock is listed on the NASD OTC Bulletin Board ("OTCBB") under the symbol "RTRN." On October 2, 2001, the last reported sale price of the common stock on the OTCBB was $.025 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. INVESTORS SHOULD NOT BUY THESE SHARES UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is October__, 2001

                                TABLE OF CONTENTS

                                                                      PAGE

Special Note Regarding Forward-Looking Statements.......................ii

Where You Can Find More Information About Us............................ii

Prospectus Summary.......................................................1

Risk Factors............................................................12

Use of Proceeds.........................................................21

Selling Stockholders....................................................22

Plan of Distribution....................................................23

Indemnification.........................................................24

Legal Matters...........................................................24

Experts.................................................................24

         We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements under "Our Company," "Risk Factors" and elsewhere in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those terms or other comparable words.

         We believe that the expectations reflected in the forward-looking statements are reasonable, but we cannot guarantee future results, levels of activity, performance, or achievements.

         We do not promise to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Public Reference Room at the Commission, at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. The Commission also makes these documents and other information available on its web site at http://www.sec.gov.

         We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the common stock offered by this prospectus. This prospectus is a part of the registration statement but does not contain all of the information in the registration statement and its exhibits. For further information, we refer you to the registration statement and its exhibits.

         The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document we have filed with the Commission. The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following:

     - Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000, as filed with the Commission on December 14, 2000;

     - Amended Annual Report on Form 10-KSB/A for the fiscal year ended August 31, 2000 as filed with the Commission October 3, 2001;

     - The Current Report on Form 8-K dated December 15, 2000, as filed with the Commission on January 12, 2001.

     - The Current Report on Form 8-K dated May 11, 2001, as filed with the Commission on May 15, 2001;

     - The Current Report on Form 8-K dated June 4, as filed with the Commission on June 28, 2001;

     - The Current Report on Form 8-K dated June 4, as filed with the Commission on July 30, 2001;

     - The Quarterly Report on Form 10-QSB for the quarter ended November 30, 2000, as filed with the Commission on January 19, 2001;

     - The Amended Quarterly Report on Form 10-QSB/A for the quarter ended November 30, 2000, as filed with the Commission on October 3, 2001;

     - The Quarterly Report on Form 10-QSB for the quarter ended February 28, 2001, as filed with the Commission on April 23, 2001;

     - The Amended Quarterly Report on Form 10-QSB/A for the quarter ended February 28, 2001, as filed with the Commission on October 3, 2001;

     - The Quarterly Report on Form 10-QSB for the quarter ended May 31, 2001, as filed with the Commission on July 20, 2001;

     - The Amended Quarterly Report on Form 10-QSB for the quarter ended May 31, 2001, as filed with the Commission on October 3, 2001; and

     - Any future filings we make with the Commission until the selling stockholder sells all of the common stock offered by it by this prospectus.

         Note that interim review reports of independent accountants are governed by SAS 71/AU 722. These are reports which are included in financial statements that are generally unaudited. SAS 71/AU 722 interim review reports are not considered "reports" as such as defined in Sections 7 and 11 of the Securities Act of 1933, as amended, (the "Act"). In addition, the liability of independent accountants under Section 11,"Civil Liabilities on Account of False Registration Statement," does not extend to SAS71/AU 722 review reports.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

                           Return Assured Incorporated
                           Attn: Investor Relations
                           1901 Avenue of the Stars, Suite 1710
                           Los Angeles, CA 90067
                           Tel:  (877) 807-4664
                           E-mail:  info@returnassured.com

                               PROSPECTUS SUMMARY

                                   OUR COMPANY

OUR BUSINESS

         Return Assured has brought to market the world's first proprietary business-to-business and business-to-consumer value added "Return Seal of Approval". The "Return Assured Seal of Approval" is provided to those merchants that meet our criteria. If a customer orders from a merchant displaying our seal, Return Assured will provide assurance that the merchant displaying the Seal will honor its stated return policies. Return Assured charges the merchant for our services based on the number of orders placed through that merchant.

         Market adoption of the Seal has not met forecasted expectations. As a result, the Company is currently developing a number of revised products with complementary target markets. Return Assured has just completed a pilot credit card program and is in the process of presenting the program to a number of major credit card marketers.

         The Company has scaled back operations in the "e-retail" sector in response to the slow sales of the Seal program. No sales of the Seal were made in the first quarter of 2001 as operations had not commenced. During the second quarter of 2001, although we had encouraging responses to our marketing efforts, these did not translate into a volume of paying customers that was sufficient to warrant our projected marketing effort. Seal revenue amounted to less than $10,000 in the second and third quarters of 2001. As a result, we reduced staff by seven (7) employees and currently have 42 employees. We also scaled back our operations while developing products for the credit card marketing sector. We continue to work on the credit card program noted above and are waiting on decisions from several large card marketers with whom we have proposed pilot programs.

Our Marketing Strategy

     - Attract new merchants through co-marketing with web portals to promote and endorse our web seal service to their participating merchants;
     -    Promote our service to merchants through direct response channels; and
     - Attract new merchants through joint marketing programs with various marketing and technology partners.

Our Growth Strategy

     -    Increase brand awareness of our "Return Assured Seal of Approval";
     -    Expand through diversifying product lines; and
     -    Expand through purchasing complementary businesses.

OUR STRATEGIC RELATIONSHIPS

         Lloyd's of London. We are insured by Lloyd's for errors and omissions relating to services provided to merchants and consumers. As a result of our association with Lloyd's, we are authorized to display the Lloyd's of London logo together with our own web seal on merchants' websites. The policy and web seal are intended to develop and build an image of stability and reliability. The policy covers cyber liability and catastrophic losses of up to $10 million.

         IBM. We have teamed up with IBM to develop a reliable, scalable and secure web environment using a three-tiered approach of IBM hardware, software and e-business services working in unison to enable our customers to transact with us on our site. Our merchants have the ability to sign up for our "Return Assured Seal of Approval" over the web. Consumers also have the ability to submit a return claim over the web.

THE MERGER WITH HERTZ TECHNOLOGY GROUP

         On October 13, 2000, the company closed the business combination of our Return Assured business and Hertz Technology Group ("Hertz") business. Asure Acquisition Corp., a wholly-owned subsidiary of Hertz Technology Group, Inc., a Delaware Corporation, was merged into Return Assured Incorporated, a Nevada Corporation. At the same time, Hertz changed its name to Return Assured Incorporated.

HERTZ OPERATIONS

         The operations listed below were acquired when the Company merged with
Hertz:

     - RemoteIT.com(R): RemoteIT offers networking, Internet, and communications services.

     - Hergo(R) Modular Systems: Our Hergo division designs, manufactures and sells a line of functional, ergonomic, modular products, which are instrumental in achieving efficient workplace environments.

         Return Assured is giving serious consideration to the disposition of the Hertz operations including Hergo and Remote IT.

RECENT EVENTS

PROPOSED MERGER WITH INTERNET BUSINESS'S INTERNATIONAL, INC.

         On June 4, 2001 we signed a merger agreement with Internet Business International, Inc. ("IBUI"), a publicly traded Nevada corporation (IBUI:OTCBB).

         The major points of the proposed merger as follows:

     -    Return Assured will consolidate its stock by means of a reverse-split;

     - Return Assured will issue stock to IBUI shareholders such that the IBUI shareholders will own approximately 90% of the merged company; and

     -    IBUI shall become a wholly-owned subsidiary of Return Assured.

         IBUI is a broad-based Internet company that generates revenue from the Internet through the products and services that it provides.

         IBUI, through its four divisions, offers the following online services:
ASP, B2B, B2C, e-commerce, online lending and leasing, a national Internet Service Provider that offers Web hosting and design through dial-up Internet access, high-speed Internet access through DSL (in the Western United States), and wireless Internet which is currently offered in Las Vegas and Woodland, Calif.

         With eight offices in the United States and one in Europe, IBUI has more than 120 employees.

         The Return Assured and IBUI businesses are complementary in that the Return Seal will enhance and improve sales for IBUI and Return Assured will gain access to IBUI's current customer base.

NASDAQ DE-LISTING OF OUR COMMON STOCK

         On August 2, 2001, the NASDAQ Stock Market issued a delisting notice to Return Assured for failure to comply with NASDAQ's minimum bid price requirements and that effective August 3, 2001, the Company's common stock would be delisted from the Nasdaq SmallCap Stock Market. Return Assured immediately began to be traded on the NASD Over the Counter Bulletin Board under the same stock symbol, RTRN.

         References in this prospectus to "we", "us", "our" and similar terms means Return Assured Incorporated, a Delaware corporation, formerly Hertz Technology Group, Inc.

                                  THE OFFERING

Securities Offered:                 25,000,000 shares of common stock

Common Stock Outstanding:           16,850,799 shares

Common Stock Market Symbol:         NASD Over-the-Counter Bulletin Board - symbol "RTRN"

Use of Proceeds:                    The selling security holder will receive the net proceeds
                                    from the sale of the shares.  We will receive none of the
                                    shares offered by this prospectus.

Risk Factors:                       An investment in the shares involves a high degree of risk.
                                    See "Risk Factors" commencing on the next page.



In May 2000, GEM Global Yield Fund Limited ("GEM") executed an agreement for a "PIPE" financing with A Sure eCommerce, Inc. for $5,000,000 of preferred stock. Pursuant to the Merger Agreement by and among Hertz Technology Group, Inc. ("HERZ"); A Sure Acquisition Corporation, (the "Merger Subsidiary"), and A Sure eCommerce, Inc. ("Asure"), dated July 13, 2000, the merger subsidiary, a wholly-owned subsidiary of Hertz Technology Group, Inc ("HTG") was merged with and into Return Assured Incorporated, a Nevada Corporation, ("RAI"). As a result of the merger, the separate corporate existence of A Sure Acquisition ceased and RAI survived the merger as a wholly-owned subsidiary of HTG. At the effective time of the merger, the corporate name of HTG was changed to "Return Assured Incorporated"("Registrant"). As part of the Merger Agreement, Registrant assumed the PIPE financing of A Sure eCommerce, Inc. because the closing of the PIPE was a condition to the closing of the merger.

GEM Global Yield Fund Limited, a private investment fund, purchased Series A Preferred Stock in the amount of $5,000,000, a five-year warrant to purchase 404,041 shares of common stock exercisable at $3.00 per share. The Series A Preferred Stock accrues dividends at a rate of 1% per annum. It is convertible into common stock. The number of shares of common stock to be issued upon conversion of each share of preferred stock is determined by dividing $1,000, the stated value of the preferred share, plus accrued dividends, by the conversion price at the time of conversion. The maximum conversion price is $3.00 per share. However, if the market price of Registrant's stock at the time of conversion is below the maximum conversion price, the conversion price is reduced to the average of the three lowest closing bid prices for the common stock during the 45 days before the date of conversion. Because the actual number of shares of the common stock that could be issued on conversion of the preferred shares may fluctuate, the number of shares to be issued upon the conversion of all the Preferred Stock can only be estimated based on the then current price of the Registrant's common stock. In addition, the forthcoming 1:6 reverse split has not been included in the number of shares being converted by GEM.

                                MATERIAL CHANGES

   On June 4, 2001, we signed an Agreement and Plan of Merger and Share
Exchange with Internet Business's International, Inc. ("IBUI"), a publicly-traded Nevada corporation (OTCBB:IBUI). We amended this October 1, 2001. Under the agreement, IBUI will become a wholly-owned subsidiary of Return Assured by means of a share exchange between the shareholders of IBUI and Return Assured.

   Under the agreement, each of the outstanding shares of IBUI will be converted into the right to receive 0.14 shares of Return Assured common stock. The current shareholders of IBUI will own approximately 90% of ReturnAssured upon the completion of the transaction.

   Return Assured will also conduct a 1:6 reverse split of its common stock in connection with the merger transaction.

Financial Information

   The historical financial information of IBUI has been incorporated herein by reference to IBUI's past filings with the Commission. For financial information giving effect to the merger, please see the Unaudited Pro Forma Consolidated Financial Statements set forth below.

                         PRO FORMA FINANCIAL INFORMATION

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited consolidated pro forma financial statements give effect to the merger of Return Assured Incorporated ("RAI") and Internet Business's International, Inc. ("IBUI"). This merger, a purchase transaction, has been accounted for as a reverse merger with IBUI as the accounting acquiror. The unaudited pro forma consolidated balance sheet presents the combined financial position of RAI and IBUI as of May 31, 2001 assuming the merger had occurred on that date. Such pro forma information is based upon the historical balance sheet data of RIA as of May 31, 2001 and IBUI as of June 30, 2001. The unaudited pro forma consolidated statements of operations give effect to the merger of RAI and IBUI by combining the results of operations of RAI for the year ended August 31, 2000 with the results of IBUI for the year ended June 30, 2000, and by combining the results of operations of RAI for the nine months ended May 31, 2001 with the results of IBUI for the nine months ended June 30, 2001 as if the merger and the Preferred Stock transaction had occurred on September 1, 1999. Due to the difference in year ends, the results of operations of IBUI from July 1, 2000 to September 30, 2000 have been removed from IBUI's results of operations for the year ended June 30, 2001 in order to present nine month results. IBUI's revenue for the three-month period not presented was approximately $6,900,000 and the net loss for the three-month period was approximately $862,000. During the year ended August 31, 2000, RAI was a development stage company. The consolidated pro forma statements of operations also give effect to a reverse split of RAI common stock, on a 1 to 6 basis, which is to be completed prior to the closing of the merger.

In addition, the unaudited consolidated pro forma financial statements at May 31, 2001 and for the nine-months then ended separately give effect to the proposed disposition of its Hergo segment and portions of its Technology Group segment (the "business to be disposed of").

The unaudited pro forma consolidated financial statements are based on the estimates and assumptions set forth in the notes to these financial statements, which have been made solely for purposes of developing this pro forma information. The unaudited pro forma consolidated financial statements are not necessarily an indication of the results that would have been achieved had such transactions been consummated as of the dates indicated or that may be achieved in the future.

These unaudited pro forma combined consolidated financial statements should be read in conjunction with the historical financial statements and related notes of RAI and IBUI.


                  RETURN ASSURED INCORPORATED AND SUBSIDIARIES
                             PROFORMA BALANCE SHEET

                                                   HISTORICAL                                                              TOTAL
                                             -----------------------                                       LESS:         PRO FORMA
                                             RAI                          PRO FORMA                      BUSINESS TO   LESS BUSINESS
                                            MAY 31,        IBUI         ADJUSTMENTS -                    BE DISPOSED       TO BE
                                             2001      JUNE 30, 2001    REVERSE MERGER      SUBTOTAL         OF         DISPOSED OF
                                             ----      -------------    --------------      --------         --         -----------
                                                                             ASSETS
Current Assets:
Cash                                       $ 481,294      $ 258,019                       $    739,313  $   (463,522)  $    275,791
Cash in escrow                             3,102,839                                         3,102,839                    3,102,839
Accounts receivable net                      757,178        200,968                            958,146      (738,848)       219,298
Mortgage notes held for resale                            6,929,724                          6,929,724                    6,929,724
Inventory                                    478,833        166,307                            645,140      (478,833)       166,307
Prepaid expenses                             346,056        106,092                            452,148      (186,459)       265,689
                                         -----------  -------------   ------------        ------------  ------------   ------------
         Total Current Assets              5,166,200      7,661,110              0          12,827,310    (1,867,662)    10,959,648


Goodwill - net                             1,268,585                    (1,268,585) (2b)     1,268,585     1,856,096      3,124,681
                                                                         1,268,585 (2d)
Intangibles assets                                                                                                               --
Property and equipment, net                1,496,386      1,869,781                          3,366,167    (1,388,783)     1,977,384
Investment in unconsolidated companies \                  2,543,697                          2,543,697                    2,543,697
Note receivable                                                                                                                  --
Other Assets                                  44,624                                            44,624        (2,234)        42,390
                                         -----------   ------------   ------------        ------------  ------------   ------------
          Total Assets                   $ 7,975,795   $ 12,074,588   $         --        $ 20,050,383  $ (1,402,583)  $ 18,647,800
                                         ===========   ============   ============        ============  ============   ============


                                                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and Accrued Liabilities $ 1,218,420      $ 600,255                        $ 1,818,675  $   (552,460)  $  1,266,215
Revolving Line of Credit                                  6,230,678                          6,230,678                    6,230,678
Current portion long term debt                               14,048                             14,048                       14,048
Current portion of Capital
  Lease Obligations                          140,184                                           140,184      (140,184)            --
Notes Payable                                200,000                                           200,000      (200,000)            --
Deferred Revenue                                             56,966                             56,966                       56,966
                                                                                                     0                           --
                                         -----------  -------------   ------------        ------------  ------------   ------------
           Total Current Liabilities       1,558,604      6,901,947              0           8,460,551      (892,644)     7,567,907


Capital Lease Obligations -
  net of current portion                     509,939                                           509,939      (509,939)            --
Notes Payable                                             1,168,453                          1,168,453                    1,168,453
                                         -----------  -------------   ------------        ------------  ------------   ------------
           Total liabilities               2,068,543      8,070,400              0          10,138,943    (1,402,583)     8,736,360

Redeemable Preferred Shares                4,202,252                                         4,202,252                    4,202,252
                                         -----------  -------------   ------------        ------------  ------------   ------------
Common Shareholders' Equity:
Common Shares                                 13,975      2,672,360     (2,672,360) (3)         39,742                       39,742
                                                                            37,413 (2c)
                                                                           (11,646) (1)
Additional Paid in Capital                10,562,874      3,669,490    (10,562,874) (2a)     8,007,108                    8,007,108
                                                                         2,672,360 (3)
                                                                           (13,975) (2a)
                                                                         1,667,587 (2c)
                                                                            11,646 (1)
Accumulated Other Comprehensive Income           503                          (503) (2a)             0                           --
Accumulated Deficit                       (8,872,352)    (2,337,662)     8,872,352 (2a)     (2,337,662)                  (2,337,662)

                                         -----------  -------------   ------------        ------------  ------------   ------------
           Total Common Shareholders'
             Equity                        1,705,000      4,004,188              0           5,709,188             0      5,709,188


                                         -----------  -------------   ------------        ------------  ------------   ------------
           Total Liabilities and
             Shareholders' Equity        $ 7,975,795  $ 12,074,588    $         --        $ 20,050,383  $ (1,402,583)  $ 18,647,800
                                         ===========   ============   ============        ============  ============   ============

                             see accompanying notes

Return Assured Incorporated and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet
May 31, 2001


The first section of the pro forma consolidated balance sheet of RAI and IBUI gives effect to the issuance of RAI common stock in exchange for all the outstanding stock of IBUI as if it had occurred on May 31, 2001. For accounting purposes, this transaction is being accounted for as a purchase with IBUI being the acquiror. Following is a summary of the pro forma adjustments to reflect this merger as well as a reverse stock split of RAI that will take place prior to the closing of the merger:

1. Adjustment to reflect reverse stock split of RAI on a one for six basis.

2. Adjustment to (a) eliminate the stockholder's equity of RAI, the accounting acquiree, (b) eliminate the previous goodwill of RAI, (c) record the purchase price of $1,705,000 recorded on the merger and to allocate $37,413 of this purchase price to common stock on the issuance 37,413,044 shares of RAI $.001 par value common stock to the shareholders of IBUI and the remaining $1,667,587 to additional paid in capital and (d) to record goodwill of $1,268,585 on the merger. The purchase price of $1,705,000 is based upon a comparison of the market values of RAI's common stock outstanding and the market value of the portion of IBUI common stock given up in the merger. The purchase price based upon these market values has been deemed to be approximately $1,605,000 plus estimated expenses of the merger of $100,000. The excess of the purchase price and costs of the transactions over the net assets of RAI has been recorded as goodwill.

3. Adjustment to reclassify the par value of the common stock of IBUI prior to the merger to additional paid in capital.

The second section of the pro forma consolidated balance sheet of RAI and IBUI gives effect to the proposed disposition of its Hergo segment and portions of its Technology Group segment (the "business to be disposed of"). No loss on this proposed disposition has been recorded as this amount is deemed to be a preacquisition contingency and thus will be included in the allocation of the purchase price in the merger between RAI and IBUI and will result in the recording of additional goodwill.

                           RETURN ASSURED INCORPORATED
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                  HISTORICAL
                          ---------------------------
                                             IBUI                            LESS:       TOTAL PRO
                              RAI        FOR THE NINE                      ACTIVITY      FORMA LESS
                          FOR THE NINE   MONTHS ENDED                     OF BUSINESS    ACTIVITY OF
                          MONTHS ENDED     JUNE 30,                          TO BE       BUSINESS BE
                          MAY 31, 2001       2001          PRO FORMA      DISPOSED OF    DISPOSED OF
                          ------------       ----          ---------      -----------    -----------
Revenues                    3,605,548    $ 42,600,000   $ 46,205,548        3,567,647     42,637,901

Costs and expenses:
  Costs of revenues         2,026,367      36,394,000     38,420,367        2,003,996     36,416,371
  Selling general and
    administrative          5,290,409       4,084,000      9,374,409        1,974,667      7,399,742
  Other depreciation
    and amortization          309,701         629,000        938,701          160,384        778,317
  Impairment of
    goodwill                1,616,708              --      1,616,708                       1,616,708
  Interest expense and
    financing fees            614,659         139,000        753,659           16,641        737,018
                          -----------    ------------   ------------      -----------   ------------
Total costs
  and expenses              9,857,844      41,246,000     51,103,844        4,155,688     46,948,156
                          -----------    ------------   ------------      -----------   ------------
Income (Loss)
  from operations          (6,252,296)      1,354,000     (4,898,296)        (588,041)    (4,310,255)

Other income / (expense)      427,744         322,000        749,744          437,035        312,709
                          -----------    ------------   ------------      -----------   ------------
Net Income (loss)         $(5,824,552)   $  1,676,000   $ (4,148,552)     $  (151,006)  $ (3,997,546)

Dividends on Preferred
  Stock                       (55,431)                       (55,431)                        (55,431)
Value of Warrants issued
  with Preferred Stock       (669,350)                      (669,350)                       (669,350)
                          -----------    ------------   ------------      -----------   ------------
Net income (loss)
  attributable to
  Common Shareholders     $(6,549,333)   $  1,676,000   $ (4,873,333)     $  (151,006)  $ (4,722,327)
                          ===========    ============   ============      ===========   ============

Net Income (loss) per
  common share            $     (0.87)   $       0.01   $      (0.13)                   $      (0.12)
                          ===========    ============   ============                    ============
Weighted average number
  of shares outstanding     7,559,610     250,907,333     38,672,979  (1)                38,672,979 (1)
                          ===========    ============   ============                    ============

RETURN ASSURED INCORPORATED AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED MAY 31, 2001

The first section of the pro forma consolidated statement of operations of RAI and IBUI gives effect to the issuance of RAI common stock in exchange for all the outstanding stock of IBUI as if it had occurred on September 1, 2000

1. Pro forma net income per share is computed by dividing the pro forma net income by RAI's weighted average number of shares after giving effect to a reverse stock split on a one for six basis and the issuance of 37,413,044 shares of common stock to the shareholders of IBUI in exchange for all the outstanding common stock of IBUI. Incremental shares from the effect of options, warrants and convertible preferred stock have not been included in the weighted average shares calculation on a diluted basis as the effect would have been anti-dilutive.

2. Note: (a) No adjustment has been made for the amortization of goodwill due to the issuance of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which eliminates the amortization of goodwill for business combinations in which the acquisition date is after June 30, 2001; (b) No adjustment has been made for the base salaries of the employment agreements with Louis Cherry and Al Reda as the employment agreements are not significantly different than the actual salaries earned by these individuals during the year.

The second section of the pro forma consolidated statement of operations of RAI and IBUI gives effect to the proposed disposition of its Hergo segment and portions of its Technology Group segment (the "business to be disposed of"). No loss on this proposed disposition has been recorded as this amount is deemed to be a preacquisition contingency and thus will be included in the allocation of the purchase price in the merger between RAI and IBUI and will result in the recording of additional goodwill.

                           RETURN ASSURED INCORPORATED
                  PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS


                                                                     HISTORICAL
                                                     ------------------------------------------
                                                          RAI                         IBUI
                                                   FOR THE YEAR ENDED           FOR THE YEAR ENDED
                                                     AUGUST 31, 2000              JUNE 30, 2000                 PRO FORMA
                                                     ---------------              -------------                 ---------
Revenues                                                                          $ 10,169,090                $ 10,169,090

Costs and expenses:
  Costs of revenues                                                                  8,848,582                   8,848,582
  Selling general and administrative                     2,028,397                   3,107,140                   5,135,537
  Depreciation and amortization                             16,817                     791,426                     808,243
  Interest expense and financing fees                      216,092                      86,611                     302,703
                                                      ------------                ------------                ------------

Total costs and expenses                                 2,261,306                  12,833,759                  15,095,065
                                                      ------------                ------------                ------------

Loss from operations                                    (2,261,306)                 (2,664,669)                 (4,925,975)

Other income / expense                                                                  44,157                      44,157
                                                      ------------                ------------                ------------

Loss before income taxes and
   minority interest                                    (2,261,306)                 (2,620,512)                 (4,881,818)

Income taxes                                                                             8,800                       8,800
                                                      ------------                ------------                ------------
Loss before minority interest                           (2,261,306)                 (2,629,312)                 (4,890,618)
Minority interest in loss of subsidiary                                                 32,868                      32,868
                                                      ------------                ------------                ------------

Net loss                                              $ (2,261,306)               $ (2,596,444)               $ (4,857,750)
                                                      ============                ============                ============

Net loss per common share                             $      (1.96)               $      (0.01)               $      (0.13)
                                                      ============                ============                ============

Weighted average number of shares
   outstanding                                           1,155,950                 189,571,337                  37,605,702 (1)
                                                      ============                ============                ============

RETURN ASSURED INCORPORATED AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2000

The pro forma consolidated statement of operations of RAI and IBUI gives effect to the issuance of RAI common stock in exchange for all the outstanding stock of IBUI as if it had occurred on September 1, 1999

1. Pro forma net income per share is computed by dividing the pro forma net income by RAI's weighted average number of shares after giving effect to a reverse stock split on a one for six basis and the issuance of 37,413,044 shares of common stock to the shareholders of IBUI in exchange for all the outstanding common stock of IBUI. Incremental shares from the effect of options, warrants and convertible preferred stock have not been included in the weighted average shares calculation on a diluted basis as the effect would have been anti-dilutive.

2. Note: (a) No adjustment has been made for the amortization of goodwill due to the issuance of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which eliminates the amortization of goodwill for business combinations in which the acquisition date is after June 30, 2001; (b) No adjustment has been made for the base salaries of the employment agreements with Louis Cherry and Al Reda as the employment agreements are not significantly different than the actual salaries earned by these individuals during the year.

The historical results of RAI have not been adjusted for the merger with Hertz Technology Group, Inc. and Subsidiaries ("Hertz businesses") since RAI has proposed to dispose of the majority of the Hertz businesses.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently, known to us or that we currently deem immaterial may also impair our business operations. These are all the risks known to us at this time.

         Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment.

RISKS ASSOCIATED WITH OUR BUSINESS

         We have a history of losses and may not be able to operate profitably in the future. During the fiscal years ended August 31, 2000 and 1999, our Hertz Technology operations reported net losses of $2,338,069 and $694,871. As a result of operating expenses and development expenditures, our Return Assured operations have incurred cumulative net losses through August 31, 2000 of $2,323,019. If the merger between Return Assured and Hertz had occurred as of the beginning of fiscal 2000, we would have net losses for the fiscal year ended August 31, 2000 of approximately $5,515,000 on a pro forma basis. We may not be able to operate profitably in the future. We expect to experience substantial quarterly net losses for the foreseeable future, due primarily to the following factors:

- Possible disposition of Hergo and Remove I-T and the costs attendant thereto;

- Competitive pricing pressures in our Hergo and RemoteIT businesses which are expected to continue to negatively affect gross margins; and

- Probable significant spending on operating expenses, in particular marketing expenses to bring the attention of businesses and consumers to Return Assured's services, which are likely to increase losses.

         Our Return Assured business plan is unproven and we may not be able to achieve profitability. We have not generated any revenues from our Return Assured operations. We intend to focus substantially all of our efforts, and use substantially all of our current working capital, in developing our Return Assured operations. We expect that our sales and marketing, operations and administrative expenses will increase in the future. As a result, we will need to generate significant revenues to achieve and maintain profitability. We do not know if our revenues will be sufficient to pay our expenses or that we will achieve profitability. We cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Furthermore, Eli Hertz will receive 25% of the gross profit from our Hergo operations. As a result, little net cash flow from their operations, if any, will be available to us. Our net losses and negative cash flow from operating activities are likely to be substantial if:

     -    we are unable to attract and retain merchants using our web seal; or

     -    there is insufficient consumer demand for our web seal service.

         A lack of demand for our web seal of approval service may result in our inability to achieve profitability. We believe there is a considerable demand from merchants to provide their customers with the assurance that the goods they order will be delivered and that the merchants will honor their return policies. But our management has not conducted any marketing studies to confirm that this demand exists or the extent of the demand. We may find that as customers become more comfortable with e-commerce they will not feel the need for outside assurance of delivery and returns. If that happens, the number of merchants willing to pay for our web seal service may be too small for us to be profitable.

         We may be unable to achieve our operating and financial objectives if we cannot manage our anticipated growth effectively. We anticipate that our business will grow rapidly. Our future success depends in large part on our ability to manage this anticipated growth. For us to manage this growth, we will need to:

     - expand and enhance our operating and financial procedures and controls;

     - replace or upgrade our operational and financial management information systems; and

     -    attract, train, manage and retain key employees.

         These activities are expected to place a significant strain on our financial and management resources. If we are unable to manage growth effectively, our business could suffer.

         If our business plan is successful, other companies with more resources and greater name recognition may make competition so intense that our web seal business will not be profitable. Our business plan is based on us being the first to market with our web seal service. Our service is not protected by patents or other intellectual property rights, and if it is successful a number of other companies with far more money and greater name recognition may decide to compete with us. This competition could both reduce the number of merchants who select us to provide the service and create downward pressure on the amount we could charge for the service so that we would not have enough revenue to generate a profit.

         If we are unable to retain and attract key personnel, our revenues may not reach projected levels and expenses may not be managed properly. We believe our short and long-term success depends largely on our ability to attract and retain highly skilled technical, managerial and marketing personnel, particularly additional management personnel in the areas of application integration and technical support. Competition for such personnel is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than we currently expect. Our inability to attract and retain such personnel would limit our growth and harm our business.

         Our cyber liability insurance policy does not cover substantial portions of the cost we might incur if a merchant is unable or unwilling to deliver its product or honor its return policy which would result in higher costs and reduced earnings. We purchased a "cyber liability" insurance policy from Lloyd's of London covering our own negligence in selecting a merchant or failing to carefully monitor the shipment and return of the merchant's products. However, that policy has a deductible of $2 million for each merchant. Since most claims are likely to be less in the aggregate than $2 million per merchant, it is unlikely that we would ever be able to make a claim under the policy.

         State regulations governing insurance could apply to our business, making that business impractical which would cause a tremendous downturn in our business. Virtually every state tightly regulates companies who are in the business of insurance. We do not believe that our proposed business is insurance under the laws of any state. This business, however, will be entirely new and one or more states might try to regulate our operations as insurance. If our business were to be regulated as insurance our business plan would most probably not be practicable because the costs of complying with the insurance regulations would be so high that we would have to raise our fees to a level most merchants would not be willing to pay. In addition, the cost of defending against state regulators' claims, if brought, could be prohibitive.

         We will be extremely dependent on third parties to develop and implement our business plan and our web seal service which could negatively impact our costs and product quality. We have entered into an agreement with IBM to evaluate our business plan and assist in developing and implementing our web site, but we cannot give any assurance that we, even with IBM's assistance, will be able to implement our business plan.

         We are currently evaluating our future plans for our Hergo and RemoteIT businesses and may discontinue these businesses which would result in costs of divestiture. We have recently discontinued the operations of our Edutec and Hertz Computer operations. We are currently evaluating our plans for Hergo, which will need new equipment in the near future, and RemoteIT, which is currently operating at a loss. We are also evaluating whether some of the web-based services of RemoteIT will complement our web seal service business, and whether the expertise of that division will enhance our ability to pursue our business plan. Because our other operations are less closely linked to our web seal service business plans, we do not have any definitive plans as to the future operations of those businesses. Mr. Eli Hertz is the chief executive officer of our Hergo and RemoteIT subsidiaries and expects to continue operating those subsidiaries on a more or less autonomous basis. Additionally, if we determine that one or more of these businesses is not central to our business plan, we may dispose of or discontinue these operations.

         We cannot predict our future capital needs and we may not be able to secure additional financing. To fully implement our business plan, we will likely need to raise additional funds within the next 12 months in order to develop our web seal service, to fund continuing operating losses or to acquire complementary businesses, technologies or services. Additional financing may not be available on terms favorable to us, or may not be available to us at all. If we raise additional funds by issuing equity securities, our stockholders may experience significant dilution of their ownership interest, and these securities may have rights senior to the rights of common stockholders. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund continuing operations, promote our brand name, enhance or develop our services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

         We have no direct control over shipping and quality of products (returns) shipped by merchants which may result in customers' returning merchandise for which we are not reimbursed. We will rely on vendors to ship merchandise directly to customers. Consequently, we will have limited control over the goods shipped by these vendors, and shipments of goods may be subject to delays. In addition, we may accept returns from customers for which we will not receive reimbursements from manufacturers or vendors. If the quality of service provided by these vendors falls below a satisfactory standard or if our level of returns exceeds expectations, this could have a harmful effect on our business.

         Our online commerce services will be vulnerable to interruption and could result in a loss of business and lower earnings. Merchant access to our web site will directly affect the volume of orders and thus affect our revenues. System interruptions may make our web site unavailable or prevent us from processing shipments and returns efficiently, reducing the attractiveness of our services. We may need to add hardware and software and further develop and upgrade our existing technology, transaction-processing systems and network infrastructure to accommodate increased traffic on our web site and increased sales volume. We will maintain substantially all of our computer and communications hardware at one facility, in a co-location facility. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, network break-ins, earthquake and similar events. Our backup systems and disaster recovery plan may not be adequate, and we may not have sufficient business interruption insurance to compensate us for losses from a major interruption.

         Computer viruses, physical or electronic break-ins, deliberate attempts by third parties to exceed the capacity of our systems and similar disruptions could cause system interruptions, delays and loss of critical data, and could prevent us from providing services and processing order tracking and return.

RISKS ASSOCIATED WITH THE MERGER OF HERTZ TECHNOLOGY GROUP AND RETURN ASSURED

         We have limited operating histories as online commerce companies, which will make the business of the combined company difficult to evaluate and may make market acceptance limited. The merger combined two companies that have limited operating histories as online commerce companies. Hertz Technology has been in the business of providing Internet and web-based services for only a little over a year. Return Assured was formed less than a year ago. Our prospects will therefore be subject to the risks, expenses and uncertainties frequently encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. These risks include:

-        evolving and unpredictable business models;
-        intense competition;
-        our need and ability to manage growth; and
-        the rapid evolution of technology in electronic commerce.

         The integration of our two companies may be difficult and may not generate the financial results we are projecting. Integrating our two companies involves technological, operational and personnel-related risks. The integration process will be complex, time-consuming and expensive, and may disrupt our business. We will use common information and communication systems, facilities, operating procedures, financial controls and human resources practices. We may lose key employees that we do not anticipate losing, and the attention of our management team may be diverted from other ongoing business concerns more than we anticipate.

     We may incur charges to our operations relating to goodwill impairment under a recently issued accounting standard. The merger was accounted for as a purchase of Hertz by Return Assured. Under purchase accounting, Hertz's tangible assets were entered on our books at their fair market value. The excess of the value of the common shares and warrants issued and the cost of the transaction over the net assets of Hertz are recorded as goodwill. The transaction resulted in approximately $3,011,000 of goodwill. That goodwill was being charged to earnings over 15 years, which resulted in an expense charge of $201,000 per year for 15 years. Upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" by the Company, which is required by September 1, 2002, this goodwill charge will cease. Under this standard, the Company will be required to evaluate the carrying value of its goodwill upon adoption and on an ongoing basis which could potentially result in changes to the Company's operation for any goodwill impairment.

         We will incur additional charges to our earnings for compensation payable to Mr. Hertz under his employment agreement with Hergo and his consulting agreement with us. The employment arrangements after the merger include a five-year employment agreement between Eli Hertz and our Hergo subsidiary and a two-year consulting agreement between Mr. Hertz and us. Under the employment agreement, Mr. Hertz is to receive $250,000 per year and under the consulting agreement he is to receive $125,000 per year. These costs will be in addition to whatever compensation we decide to pay our senior management. In addition, Mr. Hertz will receive 25% of the gross profit from Hergo. The share of gross profits will be payable whether or not we or our subsidiaries earn a net profit. The added costs will be a continuing drag on earnings over the terms of these agreements and may make it difficult to obtain financing in the future.

         The cash payment required to redeem Mr. Hertz's common stock has reduced our available working capital which could make it more difficult for us to meet our obligations and limit future expansion. We purchased 115,385 shares of common stock from Eli E. Hertz at the close of the merger for $435,000 cash and a $290,000 note due April 17, 2001 (the "Hertz Note"). The funds that were available to purchase the shares were the cash of the combined companies on hand at the time the merger was completed and the proceeds of sale of the Series A preferred stock. As a result, it will reduce our working capital.

         Mr. Hertz has filed suit to collect on the Hertz Note which has an outstanding balance of $200,000 plus interest. In April 2001, Mr. Hertz filed a suit against Return Assured claiming that certain amounts under the Hertz Note were due and payable. We are currently in the process of negotiating a settlement agreement with Mr. Hertz.

RISKS ASSOCIATED WITH OUR INDUSTRY

         We will operate in an extremely competitive market and we could lose revenue and customers to competitors. It is perceived to be easy to enter the online commerce services market. Current and new competitors can launch new online commerce web sites at relatively low cost. Competition in services to online commerce will likely increase as well-recognized web participants decide to enter this market segment. Increased competition may result in price reductions, reduced gross margins, increased marketing costs or loss of market share, or any combination of these problems.

         Major credit card companies already offer some protection against both failure to deliver and the delivery of defective products, and they may decide to compete with us by, for example, themselves undertaking to resolve delivery disputes or guaranty delivery and returns for customers who use their cards to purchase online.

         We may not be successful in competing against these competitors. Many of these competitors have greater financial, marketing, customer support, technical and other resources than us. As a result, they may be able to provide the same services we provide on more favorable terms than us, and they may be able to respond more quickly to changes in customer preference or to devote greater resources to the development, promotion and sale of their services than we can. If competition increases and our branding efforts are not successful, we may not be able to command higher margins on our services, or we may lose revenue and customers to our competitors.

         Our business may be affected by government regulation and result in unacceptable costs to us. The need for our services may be reduced by future state or federal regulation providing for governmental enforcement of the obligations of online merchants to deliver their products and honor returns policies. Even if this does not happen, it is possible that one or more states may decide that our proposed business is close enough to the business of insurance that it should be regulated like insurance. This could result in an interference with our business that would create unacceptable costs to us.

         The tax treatment of the Internet and electronic commerce is currently unsettled, and taxes may be assessed which would reduce earnings. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and some other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on online commerce.

         Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase our cost of doing business or otherwise have a harmful effect on our business.

RISKS ASSOCIATED WITH INVESTING IN US

         We expect our stock price to be volatile. The market price of the shares of our common stock has been, and will likely continue to be, subject to wide fluctuations in response to several factors, such as:

-    actual or anticipated variations in our results of operations;
-    announcements of technological innovations;
-    new services or product introductions by us or our competitors;
-    changes in financial estimates by securities analysts; and
-    conditions and trends in the Internet and electronic commerce industries.

         The stock markets generally, and the Nasdaq SmallCap Market in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies and that often have been unrelated or disproportionate to the operating performance of those companies. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

         Shares of our outstanding common stock may increase more than expected because the conversion price of our Series A preferred stock is not fixed, but is determined based on the market value of the common stock at the time of conversion. Our operations are initially being financed by the sale of $5 million in Series A convertible preferred stock to GEM. This convertible preferred stock has a maximum conversion price of $3.00 per share. However, if the market price of our stock at the time of conversion is below $3.00 per share the conversion price is reduced to the market price at that time. As a result, if our common stock declines significantly in price, we will have to issue more shares of common stock than we would if the conversion price were fixed. Nothing in the agreement for sale of the preferred stock would prevent the holder of the preferred stock from repeatedly selling the stock short and covering its short sale at a lower price. It would not be subject to the usual risks of a short seller, who might have to buy back the stock it has sold at an undetermined and much higher price in order to cover his short position, because the conversion can never go above $3.00 per share. In addition, a holder of the preferred stock could continue converting and selling at ever lower prices without incurring an economic loss. These sales could result in a major decline in the price of our common stock. They could also make us more vulnerable to a takeover by an outside party. The holder of the Series A preferred stock has agreed with us to never own more than 4.99% of our common stock. As a result the holder must sell enough shares upon each conversion to not violate our agreement - possibly depressing our stock price.

         The following table illustrates the number of shares that we would be required to issue at various assumed prices upon conversion of $3,828,873, the remaining amount of the $5,000,000 of the Series A preferred stock that has not yet been converted, subject to the limitations described in the text following the table. This table is for illustrative purposes only, and should not be assumed to represent our projections of the range of future stock prices.

                Shares of Common Stock        Common Stock Underlying Series A
Conversion        Issuable Under the       Preferred Stockholders as a Percentage
Share Price    Series A Preferred Stock     of Total Common Stock Outstanding(1)
-----------    ------------------------     ------------------------------------
 $0.025(2)          153,154,920(3)                         90.1%
   0.05(4)           76,577.460(3)                         82%
   0.10(5)           38,288,730(3)                         69.4%

----------

(1) Based on 16,850,799 shares outstanding on October 1, 2001 and assuming authorized shares are increased.

(2) Assuming $0.025 is the lowest trading price in accordance with the parameters of the Stock Purchase Agreement.

(3) Calculated without effect given to dividends accrued.

(4) Assuming $.05 is the lowest trading price in accordance with the parameters of the Stock Purchase Agreement.

(5) Assuming $.10 is the lowest price in accordance with the parameters of the Stock Purchase Agreement.

To date, GEM has converted the following number of shares:


GEM CONVERSIONS

                                  CONVERSION
DATE                              TRANSACTION                      RATE       # COMMON
--------------------------------------------------------------------------------------
                   16-Oct-00      $5,000,000       $5,000,000
    Various Dividend accrual      $   13,252       $5,013,252
                   14-Nov-00      $  (50,000)      $4,963,252      $1.00        50,000
                   17-Jan-01      $ (125,000)      $4,838,252      $0.24       529,661
                   16-May-01      $  (30,000)      $4,808,252      $0.15       200,000
                   22-May-01      $  (50,000)      $4,758,252      $0.13       384,615
                   23-May-01      $  (55,000)      $4,703,252      $0.13       423,077
                   24-May-01      $  (60,000)      $4,643,252      $0.13       461,538
                   25-May-01      $  (60,000)      $4,583,252      $0.13       461,538
                   29-May-01      $  (70,000)      $4,513,252      $0.13       538,462
                   29-May-01      $  (62,000)      $4,451,252      $0.13       476,923
                   30-May-01      $  (61,000)      $4,390,252      $0.13       469,231
                   30-May-01      $  (66,000)      $4,324,252      $0.13       507,692
                   31-May-01      $  (58,500)      $4,265,752      $0.13       450,000
                   31-May-01      $  (63,500)      $4,202,252      $0.13       488,462
                   01-Jun-01      $  (58,000)      $4,144,252      $0.13       446,154
                   01-Jun-01      $  (60,000)      $4,084,252      $0.13       461,538
                   01-Jun-01      $  (62,499)      $4,021,753      $0.13       480,000
                   04-Jun-01      $  (60,030)      $3,961,723      $0.13       461,769
                   04-Jun-01      $  (61,000)      $3,900,723      $0.13       469,231
                   05-Jun-01      $  (66,300)      $3,834,423      $0.13       510,000
                   06-Jun-01          (5,550)      $3,828,873      $0.13        42,689

                                                                             8,312,580

         With the remaining shares that GEM may and ultimately is expected to convert, you may experience dilution of your ownership percentage upon GEM's conversion of the preferred stock. The exercise of such a large amount of stock, especially if close in time, may have a substantial negative effect on the market price of our common stock.

         We may be required to redeem the preferred stock for an amount that would force us to go out of business. The agreement for sale of the Series A preferred stock requires us to maintain an effective registration statement covering resale of the shares of common stock that may be issued upon conversion. If we are unable to maintain the effectiveness of that registration statement or otherwise do not comply with agreements we make with holders of that preferred stock, we will have to redeem all the outstanding preferred stock at the stated value of $1,000 per share plus accrued dividends. There is no provision in the agreement for payment of this obligation over time, and we will not have any commitment for credit to finance the payment of the redemption price. As a result, a redemption may leave us with not enough liquid assets to continue paying our other debts and we may be forced to go out of business.

Shares of our outstanding common stock may increase more than expected because of our Program Promotion Agreement with PlasmaNet, Inc. On December 15, 2000, we entered into a Program Promotion Agreement with Plasma Net Inc., the provider of FreeLotto.com. a free online sweepstakes. Under the Agreement, PlasmaNet and Return Assured have created promotional programs enhanced by FreeLotto's relationship with its approximate 12,000,000 registered users. Under the programs, FreeLotto members that opt in , will have their contact information forwarded to us in real time for the purpose of new membership/database relationship management.

         In exchange for the above-mentioned membership generation, we will at the end of each calendar week, issue $6.00 worth of our common stock to PlasmaNet for each new member referred by us for that week. The recent decline in our stock price will result in increased dilution of our common stock, for each name we acquire from PlasmaNet, Inc.

DE-LISTING FROM NASDAQ

         If we are unable to be relisted on Nasdaq, liquidity in our common stock will likely be adversely affected. Our common stock was delisted from trading on the NASDAQ SmallCap Market We have appealed this decision, and a hearing has been scheduled for October 17, 2001 in order that further information be presented and a redetermination be made. NASDAQ has maintained that we have not met the ongoing listing requirements in that our common stock has traded below $1.00 for more than thirty (30) trading days.

         In addition to the maintenance of a minimum bid price for our common stock, NASDAQ also requires us to meet certain financial criteria, including one of the following:

-        maintaining $2,000,000 in net tangible assets,
-        having a market capitalization of at least $35,000,000, or
-        having net income of $500,000.

         As of May 31, 2001, on a pro forma basis before any adjustment for the proposed disposition, we had net tangible assets of $4,444,603 but did not satisfy the requirements for market capitalization or net income. The failure to meet Nasdaq's maintenance criteria resulted in the de-listing of the our common stock from Nasdaq, and trading being conducted on the NASD Over-the-Counter Bulletin Board. As a result of such de-listing, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

         Our common stock has been de-listed from Nasdaq, and our common stock is subject to the penny stock rules. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The rules require that, prior to a transaction in a penny stock not otherwise exempt from the rules, the broker-dealer must:

- deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market;

- provide the customer with current bid and offer quotations for the penny stock;

- disclose the compensation of the broker-dealer and its salesperson in connection with the transaction;

- provide the customer monthly account statements showing the market value of each penny stock held in the customer's account; and

- make a special written determination that the penny stock is a suitable investment for the customer and receive the customer's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the liquidity of penny stocks. If our securities are subject to the penny stock rules, you may find it more difficult to sell your shares of our common stock.

         Our ability to pay dividends is limited. We currently intend to retain any future earnings and, therefore, do not plan to pay dividends in the foreseeable future. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors that our board of directors deems relevant. We cannot assure you that dividends will ever be paid.

         Shares eligible for future sales by our current stockholders may adversely affect the price of our stock. The market price of our common stock could decline as a result of sales of shares of common stock by our existing stockholders. These sales might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

         Anti-takeover provisions and our right to issue preferred stock could make a third party acquisition of us difficult and could deprive our stockholders of a takeover premium for their shares. We are a Delaware corporation. Anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. Our amended certificate of incorporation provides that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire us. Our board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change of control of us and would adversely affect the market price of our common stock or voting and other rights of holders of our common stock.

         The exercise of outstanding options and warrants will dilute the interests of our stockholders. As of October 2, 2001 we had 16,850,799 shares of our common stock outstanding. If all our outstanding options and warrants are exercised, we will have approximately 23,601,696 (fully diluted, not including the dilutive effect of the 25,000,000 shares offered by this Prospectus or shares that could be issued upon the conversion of the preferred stock) shares outstanding. Thus, the percentage of shares owned by all existing stockholders will be reduced proportionately as warrants are exercised.

                            DESCRIPTION OF SECURITIES

COMMON STOCK: The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value per share. There are 16,850,799 issued and outstanding Shares. Holders of the Shares do not have preemptive rights to purchase additional Shares or other subscription rights. The Shares carries no conversion rights and are not subject to redemption or to any sinking fund provisions. All Shares are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. All outstanding Shares are validly authorized and issued, fully paid and nonassessable, and all Shares to be sold and issued as contemplated hereby, will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional Shares not to exceed the amount authorized by the Company's Certificate of Incorporation, and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board warrants for the purchase of shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further shareholders action. The above description concerning the Shares does not purport to be complete. Reference is made to the Company's Certificate of Incorporation and bylaws which are available for inspection upon proper notice at the Company's offices, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of shareholders. Each holder of Shares is entitled to one vote per share on all matters on which such shareholders are entitled to vote. Since the Shares do not have cumulative voting rights, the holders of more than fifty percent (50%) of the Shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person on the Board of Directors.

PREFERRED STOCK: The Board of Directors is empowered to authorize the issuance of one or more classes up to a total of 1,000,000 shares of the Corporation's Preferred Stock, or one or more series of any such class, and to fix the preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof for each such class or series, specifying for each such class or series: (i) the designation thereof in such manner as shall distinguish shares thereof from all other series of Preferred Stock then or theretofore authorized; (ii) the number of shares which shall initially constitute such class or series; (iii) whether or not the shares of such class or series shall have voting rights in addition to the voting rights affirmatively required by law; (iv) the rate or rates and the time or times at which dividends and other distributions on the shares of such class or series shall be paid, and whether or not any such dividends shall be cumulative;
(v) he amount payable on the shares of such class or series in the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (vi) whether or not shares of such class or series are to be redeemable, and the terms and conditions upon which the Corporation or a holder may exercise its or his right to redeem, or require redemption of, shares of such class or series; (vii) whether or not a sinking fund shall be created for the redemption of the shares of such class or series, and the terms and conditions of any such fund; and (viii) any other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof which shall be applicable to such class or series."

                                 USE OF PROCEEDS

         All of the shares of common stock offered by this prospectus are being offered by GEM. We will not receive any proceeds from sales of common stock by GEM.

                              SELLING STOCKHOLDERS

         We sold the preferred stock, which the common stock underlies, to GEM in transactions exempt from registration under the Securities Act. As part of the above transactions, we agreed to register the shares being offered by this prospectus.

         The following table sets forth information as of June 1, 2001 about GEM and the number of shares of common stock beneficially owned by it, all of which are offered by this prospectus. For purposes of computing the number and percentage of shares beneficially owned by the selling stockholder on June 1, 2001, any shares which such person has the right to acquire within 60 days after such date are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling stockholder. As a result, GEM is deemed to own all of the shares that may be issued either on conversion of the preferred stock it owns or upon exercise of its warrant.

                                                       Percent           Shares
                                      Shares            Owned          Owned Upon         Percent
                                       Being            Before         Completion       Owned After
        Name and Address              Offered        Offering(1)       of Offering      Offering(1)
        ----------------             --------      --------------      -----------    --------------
  GEM Global Yield Fund Limited     35,687,740         85.27%          10,687,740          25.54%
  Hunkins Waterfront Plaza
  P.O. Box 556, Main Street
  Nevis, West Indies


     (1) Based on 41,850,799, (fully diluted, not including the dilutive effect of the 25,000,000 shares offered by this Prospectus or shares that could be issued upon the conversion of the preferred stock) shares, including 16,850,799 shares presently outstanding, plus the 25,000,000 shares being offered by this Prospectus.

          The following people hold the offices of GEM Global Yield Fund Ltd., a Nevis, West Indies company, shown next to their names and are those who share beneficial ownership of the GEM shares:

                  Margareta Hedstrom, Preisdent and Treasurer
                  Pierce Loughran, Director
                  Thomas Lacy, Director
                  James A. Loughran, Authorized signatory
                  James E. Martin, Authorized signatory

                              PLAN OF DISTRIBUTION

     GEM MAY SELL THE COMMON STOCK BEING OFFERED BY THIS PROSPECTUS FROM TIME TO TIME DIRECTLY TO OTHER PURCHASERS, OR TO OR THROUGH DEALERS OR AGENTS. TO THE EXTENT REQUIRED, A PROSPECTUS SUPPLEMENT WITH RESPECT TO THE COMMON STOCK WILL SET FORTH THE TERMS OF THE OFFERING OF THE COMMON STOCK, INCLUDING THE NAME(S) OF ANY DEALER OR AGENTS, THE NUMBER OF SHARES OF COMMON STOCK TO BE SOLD, THE PRICE OF THE COMMON STOCK, ANY UNDERWRITING DISCOUNT OR OTHER ITEMS CONSTITUTING UNDERWRITERS' COMPENSATION.

         GEM, a broker-dealer itself, may sell its stock from time to time directly or, alternatively, through broker-dealers or agents. GEM will act independently of us in making decisions regarding the timing, manner and size of each sale. It may sell its common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sales may be made in transactions (which may involve crosses or block transactions)

         - on any national securities exchange for quotation services on which the common stock may be listed or quoted at the time of sale

         -        in the over-the-counter market,

         - in transactions other than on such exchanges or services or in the over-the-counter market, or

         -        through the writing of options.

         In connection with sales of the common stock, GEM may enter into hedging transactions with broker-dealers, and those broker-dealers may in turn engage in short sales of the common stock in the course of hedging the positions they assume. GEM may also sell short the common stock offered by this prospectus and deliver that common stock to close out such short positions, or lend or pledge such common stock to broker-dealers that in turn may sell such securities. GEM may also sell some of the common stock offered by this prospectus under Rule 144 under the Securities Act.

         GEM and any brokers, dealers or agents described above may be deemed "underwriters" as that term is defined by the Securities Act.

         Each selling stockholder and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M may limit the timing of purchases and sales of securities by selling stockholder and others participating in a distribution of securities. In addition, under Regulation M, those engaged in a distribution of securities may not at the same time make a market in the securities or take other actions that may affect the market price of the securities for a specified period of time before the beginning of the distribution, subject to some exceptions or exemptions. All of the restrictions described above may affect the marketability of the securities offered by this prospectus.

         If a dealer is used in the sale of any common stock where this prospectus is delivered, GEM may sell the common stock to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, the name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

         In connection with the sale of common stock, dealers or agents may receive discounts, concessions, or commissions from GEM or from purchasers of the common stock for whom they may act as agents. Agents and dealers participating in the distribution of the common stock may be deemed to be underwriters, and any compensation received by them and any profit on the resale of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         Under the Registration Rights Agreement with GEM, we have agreed to pay costs and expenses associated with the registration of the shares of common stock to be sold by this prospectus. In addition, GEM may be entitled to indemnification against certain liabilities under the Registration Rights Agreement.

         We will make copies of this prospectus available to GEM and have informed GEM of the need to deliver a copy of this prospectus to each purchaser before or at the time of such sale.


                                 INDEMNIFICATION

         Section 145 of the Delaware General Corporation Law grants corporations the power to indemnify their directors, officers, employees and agents. Our Amended and Restated Certificate of Incorporation and our By-laws provide for indemnification of our directors, officers, agents and employees to the full extent permissible under the General Corporation Law. The General Corporation Law also allows a corporation to eliminate the liability of directors for breach of fiduciary duty in some cases. Our certificate of incorporation eliminates that liability to the full extent permitted by the that law.

         We have signed indemnification agreements with each of our directors and executive officers. Each of these agreements provides that we will indemnify that person against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of our company. This indemnification will be available if the acts of the person we are indemnifying were in good faith, if the he acted in a manner he reasonably believes to be in or not opposed to our best interest and, as to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

         The registration rights we have granted the selling stockholders, contain indemnification provisions.

         We maintain directors' and officers' liability insurance coverage with an aggregate policy limit of $5 million for each policy year.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy and is, therefore, unenforceable.


                                  LEGAL MATTERS

         The validity of the issuance of shares of common stock offered by this prospectus will be passed upon for us by Kaplan Gottbetter & Levenson, LLP. The principals of Kaplan Gottbetter & Levenson, LLP are also the principals of KGL Investments, Ltd., a selling stockholder in this prospectus.


                                     EXPERTS

         Our financial statements as of August 31, 2000 and 1999 and for the years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of

Goldstein Golub Kessler LLP, independent auditors, given upon the authority of that firm as experts in accounting and auditing. Financial statements of our subsidiary, Return Assured Incorporated, a Nevada corporation, as of August 31, 2000 and August 31, 1999 and for the years then ended have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of Pannell Kerr Forster, chartered accountants, given upon the authority of that firm as experts in accounting and auditing. IBUI's financial statements for the period ending June 30, 2001 have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of Henry Schiffer, C.P.A., given upon the authority of that firm as experts in accounting and auditing.

                                25,000,000 SHARES

                           RETURN ASSURED INCORPORATED

                                  COMMON STOCK

                                   PROSPECTUS


                                OCTOBER ___, 2001

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Securities and Exchange Commission Registration Fee        $703.00

Printing and Engraving Expenses                                  *

Nasdaq Qualification Fee                                         *

Legal Fees and Expenses                                          *

Accounting Fees and Expenses                                     *

Miscellaneous Fees and Expenses                                  *

Total                                                            *

----------
*        To be completed by amendment.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law ("GCL") grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions thereof. Article Sixth of the Registrant's Amended and Restated Certificate of Incorporation ("Certificate") and Article V of the Registrant's By-laws provide for indemnification of Registrant's directors, officers, agents and employees to the full extent permissible under Section 145 of the GCL. Section 102(b)(7) of the GCL authorizes a corporation to eliminate the liability of directors for breach of fiduciary duty in certain cases. Article Eighth of the Certificate eliminates such liability to the full extent permitted by the GCL.

         Registrant has entered into indemnification agreements with each of its directors and executive officers. Each such agreement provides that Registrant will indemnify the indemnitee against expenses, including reasonable attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any civil or criminal action or administrative proceeding arising out of the performance of his duties as an officer, director, employee or agent of Registrant. Such indemnification will be available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he reasonably believes to be in or not opposed to the best interest of Registrant and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful.

         The registration rights granted by Registrant to selling stockholders, contain indemnification provisions.

         Registrant maintains directors' and officers' liability insurance coverage with an aggregate policy limit of $5 million for each policy year.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits

                  An Exhibit Index has been attached as part of this Registration Statement and is incorporated herein by reference.

         (b)      Financial Statement Schedules

                  Schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

ITEM 17.   UNDERTAKINGS

         a.       The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (a) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (b) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (c) To include any material information with respect
                  to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall by deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         d. The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of October, 2001.

                                                RETURN ASSURED INCORPORATED
                                                (Registrant)

                                                By:           /s/ MATTHEW SEBAL
                                                     --------------------------
                                                     Name:    Matthew Sebal
                                                     Title:   President

         KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Matthew Sebal with full power to act as his or her true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement including without limitation any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he or she could or might do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on October 5, 2001.

                                       By:  /s/ MATTHEW SEBAL
                                            -----------------------------------
                                            Matthew Sebal
                                            President and Chairman of the Board

                                       By:  /s/ MICHAEL HILLERBRAND
                                            -----------------------------------
                                            Michael Hillerbrand
                                            Director

                                       By:  /s/ ROBERT BLAGMAN
                                            -----------------------------------
                                            Robert Blagman
                                            Director

                                       By:  /s/ DALE VANDER GEISSEN
                                            -----------------------------------
                                            Dale Vander Geissen
                                            Director

                                       By:  /s/ MICHAEL SWEATMAN
                                            -----------------------------------
                                            Michael Sweatman
                                            Vice President of Finance and
                                            Chief Accounting Officer

                                  EXHIBIT INDEX

Exhibit No.                Description
 5.1            Opinion of Kaplan Gottbetter & Levenson, LLP

10.1            Agreement and Plan of Merger and Share Exchange. (1)

10.2            First Modification to Agreement and Plan of Merger and Share Exchange.

10.3            Series A Preferred Stock Purchase Agreement.

23.1            Consent of Goldstein Golub Kessler LLP.

23.2            Consent of Pannell Kerr Forster.

23.3            Consent of Kaplan Gottbetter & Levenson, LLP (included in Exhibit 5).

23.4            Consent of Henry Schiffer, CPA.

23.5            Awareness Letter of Goldstein Golub Kessler LLP.

23.6            Awareness Letter of  Goldstein Golub Kessler LLP.

23.7            Awareness Letter of  Goldstein Golub Kessler LLP.

(1) Previously filed with Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-62546) on June 26, 2001.